February 27, 2007

## Upcoming Investment Seminar

### Highlights of the Pension Protection Act of 2006

Learn how this bill, the most comprehensive in 32 years, will impact you and your retirement.

This seminar has openings remaining for the February 28th, 7:30 a.m. seminar. To reserve your spot contact Denise Johnson at 612-359-2533 or ddj@sitinvest.com.

- Upcoming Seminars

## IRS Extends Deadline

The IRS has announced that all taxpayers will have until April 17, 2007 to file 2006 returns, pay taxes due, and make 2006 traditional and Roth IRA contributions.

The deadline was changed from the original April 16th deadline (April 15th falls on Sunday this year) to the 17th in observance of Emancipation Day in the District of Columbia, which is celebrated on April 16.

## Important Tax Information for Shareholders

2006 tax forms were mailed to shareholders in January 2007.

**Note to Sit Minnesota Tax-Free Income Fund shareholders:**

The 1099-INT forms reporting Sit Minnesota Tax-Free Income Fund tax information omitted the portion of tax-exempt interest that is subject to the alternative minimum tax (AMT). New forms containing this information will be mailed February 6th. We are sorry for any inconvenience this has caused. For more information please contact an Investor Services Representative at 800-332-5580.

## January Performance Returns Now Available

Sit Mutual Funds' January 2007 performance returns are now available. To view the results go to the Performance page.

*The following is from the most recent edition of the Sit Mutual Funds Newsletter.*

## A Few Words from Gene Sit

As a result of the Democrat victories in national and local elections, we can expect initiatives to raise taxes for high-income individuals and ease the burden on middle-income taxpayers in the form of property tax reductions and consumer tax phase backs. Expect other Democrat initiatives to include proposals to increase the minimum wage and to provide more government-paid health care (Medicaid). It is difficult to predict which of these initiatives will succeed, although the minimum wage is likely to be increased.

Also in question are policies Democrats will propose relative to the Iraq War and terrorism. The threat of increased terrorist activity continues to be a primary concern for investors. Major acts of terrorism would significantly impact global markets.

Democrat dominance in both chambers of Congress will make it difficult for President Bush to carry out his initiatives, which appear to have weak public support. Political differences between the legislative and executive branches could lead to gridlock.

There is no immediate concern about fiscal policy changes as the legislature moves from Republican to Democrat leadership. The Bush tax cuts will remain in place through 2010, but there is little chance a Democrat-led House and Senate will support President Bush's fiscal policies thereafter.

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

**Gene Sit on Bloomberg TV's "Market Pulse" from February 5, 2007**


Market Pulse
on Bloomberg

**2007 Investment Seminars**

From January to May, Sit Mutual Funds will be hosting five different Investment Seminars. The seminars will be held at the Edina Country Club as well as in our offices in the IDS Center.

- Complete List of Seminars


TwinCities
BUSINESS
The Journey of Gene Sit

Twin Cities Business magazine features a Gene Sit profile in recent issue.

- Printable Version

**Fourth Quarter 2006 Fund Information**

In-depth statistical information about the Funds' performance and portfolio structure is now available as of the fourth quarter.

**Investment Planning Calculator**

Helps investors estimate the growth of investments over time. An additional feature compares historical performance in various asset allocations to assess a portfolio's potential risks and rewards. The calulator is free and available upon request.



**Sit Investment Associates Nominated for UK Pensions Award**


2006

Sit Investment Associates (SIA) was a finalist candidate for "Investment Manager of the Year" at the 2006 UK Pensions Awards. The Awards recognize service providers who offer the highest level of service to occupational pension schemes and their members in the United Kingdom.

Sit Investment Associates is investment adviser to Sit Mutual Funds.

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